Exhibit 15.1

Report of the Supervisory Board Chairman on the Preparation and Organization of the Supervisory Board Work and the Internal Control Procedures

Since November 27, 1987, Publicis Groupe S.A. has had a Management Board and a Supervisory Board (instead of a single Board of Directors). This structure allows Publicis to separate management activities from supervisory activities and to establish a real balance of powers. The Management Board is the body that makes decisions on behalf of the Company. However, under the Company’s articles of incorporation, the transactions referred to in Paragraphs 13 to 16 of Article 12 of said articles of incorporation are subject to the prior consent of the Supervisory Board. Such transactions include the creation of subsidiaries and the acquisition and transfer of interests, purchases and sales of real property as well as borrowings, loans or advances that exceed 5% of the Company’s capital.

These provisions were included in the Rules for the Conduct of Business that were adopted by the Supervisory Board on March 29, 2005, along with fundamental rules such as on independence of the Supervisory Board members, conflicts of interest and confidentiality. The Rules for the Conduct of Business establish the terms on which the Supervisory Board operates and its relationship with the Management Board. To prevent insider trading, the Management Board also established rules regulating the conduct of the permanent insiders of the Group, which establish periods during which trading in Company’s shares is authorized. Such rules apply primarily to the members of the Supervisory Board.

In 2006, the Supervisory Board was made up of 15 members, more than one-third of whom meet the independence criteria, which have been transposed into the Rules for the Conduct of Business, as established by the MEDEF-AFEP document dated October 2003 on the governance principles of listed companies. The Board holds its discussions in French, and a team of Japanese and English interpreters is available for those members who desire their assistance. The Board met 7 times during the year, with an attendance rate of 82%. On average, meetings lasted nearly four hours. The documents necessary for examining the items on the agenda are normally sent to the Supervisory Board members one week in advance, and the Management Board is available to any Supervisory Board member who desires clarifications or additional information. In order to facilitate participation by members, particularly those who reside overseas, the Supervisory Board has provided in its Rules for the Conduct of Business for the possibility of having one or more members participate in Board meetings via video-conferencing.

The Supervisory Board performed a self-assessment of its work at the meeting on February 27, 2007 and drew appropriate conclusions.

Two Special Committees were set up during fiscal 2000 to assist the Supervisory Board in performing its duties and to improve the Group’s corporate governance. The rules for the operation of these two Committees operate were included in the Rules for the Conduct of Business.

The Appointments and Compensation Committee

Since July 2005, the members of the Appointments and Compensation Committee have been Michel Cicurel, the Chair of this committee, Elisabeth Badinter and Henri-Calixte Suaudeau. The committee appointed Gérard Pédraglio as Permanent Expert. Its principal role is to examine and make proposals regarding the appointment and compensation of our Company’s officers, and to ratify the Group’s general policies on compensation and award of stock options or any similar instrument. The Appointments and Compensation Committee met 3 times during fiscal 2006, with all its members present. The Supervisory Board heard this committee’s recommendations on the compensation of Management Board members and on the re-election of members of the Supervisory Board whose terms of office expire at this shareholders’ meeting. The rules and principles adopted by the Supervisory Board to determine the compensation and benefits of the members of the Management Board and the Supervisory Board are described in the management report and this Annual Report in Item 6 “Directors, Senior Management and Employees—Compensation.”

Upon the committee’s recommendation, the Supervisory Board decided at the meeting on December 7, 2006 to divide the duties and powers of the Appointments and Compensation Committee between two separate specialized committees. On February 27, 2007, the Supervisory Board adopted a new version of the Rules for the Conduct of Business reflecting this change. The membership on the two committees became as follows (including the nomination of two new independent members):

  Appointments Committee: Elisabeth Badinter, chair of this committee, Léone Meyer, Michel Cicurel and Henri-Calixte Suaudeau;

  Compensation Committee: Michel Cicurel, chair of this committee, Elisabeth Badinter, Amaury de Seze; Gérard Pédraglio was designated as the permanent expert on the committee.

The Audit Committee

Since July 2005, the members of the Audit Committee have been Gérard Worms, chairman, Hélène Ploix and Michel David-Weill. Jean-Paul Morin was appointed by the committee as its permanent expert. The committee supervises the organization and implementation of the Group audit, supervises the quality of the Group’s internal control and ensures the accuracy and fairness of the accounts. It also ensures that the external auditors’ recommendations are implemented and gives its opinion on the budgets for the external audit of the Group.

The Audit Committee met 7 times during fiscal 2006, with the attendance rate of 95%. The Supervisory Board heard the Audit Committee’s opinion on approving the financial statements, and more generally on the internal control procedures that are the subject of the second part of this report. The Audit Committee gave its opinion on the choice of one of the two independent auditors for the 2007-2012 period.

Internal control procedures within the Group

Pursuant to the recommendations of the Autorité des Marchés Financiers (AMF) under the Financial Security Act (and in particular, the AMF report published on January 18, 2006), and because, as a company listed on the New York Stock Exchange, we are subject to the Sarbanes-Oxley Act (Section 404) since 2006, this year we continued to strengthen our internal control system and to work towards achieving compliance with the Sarbanes-Oxley Act.

The Management Board periodically kept me informed on the progress of the efforts to enhance internal control within the Group.

General organization of internal control

The Group has selected the COSO Report (Committee of Sponsoring Organisation of the Treadway Commission) as its benchmark, which means that the responsibility for internal control is assumed at all levels of the organization. It is important to note that the Group cannot give an absolute guarantee that all risk of error or intentional wrongdoing will be totally eliminated or controlled. The principal risks are described in this Annual Report. The Group chose the approach recommended by the Sarbanes-Oxley Act. Group’s implementation of this approach, in addition to ensuring the Group’s compliance with its obligations under U.S. law, helps standardize and reinforce internal control within the Group.

Internal control procedures with respect to financial and accounting information

The internal control procedures, described in the annual reports for previous years, underwent the following changes in 2006:

  Update of Publicis Corporate Policies in October 2006. The major changes involved a more precise definition of and enlargement of the list of key executives, whose employment terms and professional growth are followed at the Group level. Changes were also made to reinforce functional links between the networks’ chief financial officers and the Group’s chief financial officer.

  Continued implementation of Shared Service Centers. The Centers are the central places for support functions including accounting, cash management, taxation, information technology, legal matters, human resource management, purchasing, real estate and insurance. The Centers are a key element in control. They are completely independent of the networks (brands) and report to the headquarters. In 2006, these Centers, which are located in 14 countries, covered more than 80% of the Group’s revenues. The Centers have multi-national coverage by region. In small emerging countries, simplified versions of the Shared Service Centers permit to gradually achieve the installation of shared support functions for several networks.

  Continued simplification of legal structures and reduction in the number of Group entities. Since the beginning of this program, 500 entities have been dissolved or, in some cases, sold, including 90 entities eliminated in 2006. As a result of this process, the number of existing entities (including recent acquisitions) was 800 at the end of 2006.

These changes were in addition to the projects designed to enhance the reliability of our financial and accounting information, which include, in particular:

  Increased use and improvement of the new financial reporting tool called HFM (Hyperion Financial Management) introduced in September 2005;

  Continued deployment of the treasury management system (TMS) selected in mid-2005.

Internal Audit

Because the majority of internal audit employees dedicated their time to the Sarbanes-Oxley project, there were fewer internal audits than in 2006. However, the most urgent internal audits or those performed to address specific risks were conducted, when necessary, with the help of external audit firms. A monitoring program on recommendations issued as part of the internal audits was introduced, which allows to concentrate on the areas subject to future reviews.

Implementation of Section 404 of the Sarbanes-Oxley Act compliance measures

In 2006, the Group dedicated significant resources to achieve compliance with Sarbanes-Oxley law. Considerable resources were involved in the documentation and testing work. Each network nominated a person responsible for the Sarbanes-Oxley programs, and over 80 employees were made available for participation in the central team’s tests. Approximately 400 employees were trained in the Sarbanes-Oxley compliance methodology and in the information technology programs developed for the project. Teams from leading audit firms also participated in the efforts.

The key processes underlying the effectiveness of our internal control were implemented in 2005. They mainly involve methods and procedures of accounting for billing, determination of income and monitoring of account receivables, human resource and compensation management, ongoing projects, trade payables, travel expenses, media buying, management of real property, tax calculation, cash management procedures, information systems, mergers and acquisitions, and financial reporting.

Two hundred and sixty key control points were established, documented and then tested in each of the 106 principal agencies and each of the 11 largest Shared Service Centers. The tests were carried out in two phases: the first phase took place in the first half of 2006, and the second phase was in January 2007, which allowed to check what had been remedied by the end of 2006. Simplified control measures allowed the Group to reach smaller agencies not supported by a Shared Service Center.

From our Supervisory Board discussions and from the reports prepared for me on the subject of ongoing compliance measures, I see that the Sarbanes-Oxley project was a priority for the Group’s managers. The Management Board and the Audit Committee were regularly informed on the project’s progress, requirements and results.